U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant’s name into English)

Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

EXPLANATORY NOTE

This Form 6-K is submitted to the Securities and Exchange Commission (the “Commission”) using the EDGAR format type 8-K12B as notice that, pursuant to an Arrangement (as defined below) between MFC Bancorp Ltd. (“MFC”), MFC Bancorp Ltd. (formerly MFC 2017 Ltd.) (“New MFC”), a then wholly-owned subsidiary of MFC incorporated in the Cayman Islands, and MFC 2017 II Ltd., New MFC is the successor issuer to MFC under Rule 12g-3 of the Exchange Act, as required by Rule 12g-3(f).

Effective July 14, 2017, MFC completed a court-approved statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) pursuant to which, among other things, each registered holder of MFC’s common shares (the “MFC Shares”), exchanged each of their MFC Shares for: (i) a common share of US$0.001 par value each of New MFC (a “New MFC Share”); and (ii) US$0.0001 in cash. As a result, MFC became a wholly-owned subsidiary of New MFC.

The foregoing description of the Arrangement is qualified in its entirety by reference to the Management Information Circular, a copy of which is included in the Form 6-K of MFC dated June 14, 2017 and incorporated by reference herein.

Prior to the Arrangement, the MFC Shares were registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the Arrangement, New MFC became the successor issuer to MFC under the Exchange Act, and will succeed to MFC’s reporting obligations thereunder. Pursuant to Rule 12g-3(a) promulgated under the Exchange Act, the New MFC Shares are deemed to be registered under paragraph (b) of Section 12 of the Exchange Act.

Prior to the opening of trading on the New York Stock Exchange (“NYSE”) on July 14, 2017, the MFC Shares were suspended from trading. The New MFC Shares were listed and commenced trading on the NYSE under the ticker symbol “MFCB” on the same day. The New MFC Shares exchanged under the Arrangement were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof.

Description of New MFC Shares

The class of New MFC’s securities registered pursuant to Section 12(b) of the Exchange Act are the New MFC Shares.

The authorized share capital of New MFC consists of US$450,000 divided into 300,000,000 common shares of US$0.001 par value each and 150,000,000 preference shares divided into US$0.001 par value each.

The holders of New MFC Shares are entitled to: (a) receive notice of and to attend and vote at all general meetings of New MFC or separate meeting of holders of New MFC Shares carried in accordance with the Memorandum and Articles of Association of New MFC (the “Articles”) and each New MFC Share confers the right to one vote in person or by proxy at such meetings; (b) receive such dividends as the New MFC board of directors may declare; and (c) in the event of winding up or dissolution of New MFC, participate in the surplus assets of New MFC, subject to the rights of holders of any preference shares of New MFC.

The description of the Articles contained herein is qualified in its entirety by reference to the full text of such documents, which are incorporated by reference from the Form 6-K of MFC dated July 14, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Michael J. Smith
Michael J. Smith
President and Chief Executive Officer

Date: July 14, 2017